

SeaNSoul, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SeaNSoul, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matters
As discussed in Note 9, the 2020 financial statements have been restated to correct a misstatement related to accounting for software development costs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 22, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,630	25,364
Due from Related Party	1,746	-
Other	650	
Total Current Assets	4,026	25,364
TOTAL ASSETS	4,026	25,364
EQUITY		
Common Stock	500	500
Additional Paid in Capital	358,525	174,034
Accumulated Deficit	(354,998)	(149,169)
Total Equity	4,026	25,364
TOTAL LIABILITIES AND EQUITY	4,026	25,364

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	1,241	-
Cost of Revenue	375	
Gross Profit	866	-
Operating Expenses		
Advertising and Marketing	8,655	-
General and Administrative	87,090	4,469
Software Development	75,950	144,700
Total Operating Expenses	171,695	149,169
Operating Income (loss)	(170,829)	(149,169)
Other Expense		
Interest Expense	-	-
Other	35,000	-
Total Other Expense	35,000	-
Provision for Income Tax	-	-
Net Income (loss)	(205,829)	(149,169)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(205,829)	(149,169)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Due from Related Party	(1,746)	-
Other	(650)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(2,396)	-
Net Cash provided by (used in) Operating Activities	(208,225)	(149,169)
FINANCING ACTIVITIES		
Issuance of Common Stoc	-	500
Additional Paid in Capital	184,491	174,034
Net Cash provided by (used in) Financing Activities	184,491	174,534
Cash at the beginning of period	25,364	-
Net Cash increase (decrease) for period	(23,734)	25,364
Cash at end of period	1,630	25,364

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/3/20 (Inception)	5,000,000	500	-	-	500
Issuance of Common Stock	312,500	-	-	-	-
Additional Paid in Capital	-	-	174,034	-	174,034
Net Income (Loss)	-	-	-	(149,169)	(149,169)
Ending Balance 12/31/2020	5,312,500	500	174,034	(149,169)	25,364
Additional Paid in Capital	-	-	184,491	-	184,491
Net Income (Loss)	-	-	-	(205,829)	(205,829)
Ending Balance 12/31/2021	5,312,500	500	358,525	(354,998)	4,026

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SeaNSoul, Inc. ("the Company") was formed in Delaware on January 3rd, 2020. The Company earns revenue by providing a digital platform "APP" connecting C2C and B2C selling adventure gear and apparel. The Company earns 20% of each transaction. The Company is headquartered in Malibu California and its customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by taking a 20% fee for each sale of outdoor gear and apparel. The Company's primary performance obligation is the facilitation of each sale and delivery of a seller's product. Revenue is recognized 48 hours after delivery of a seller's product, net of estimated returns. The customer has those 48 hours to verify the product was as described after which the seller is automatically paid, and the Company's performance obligation is satisfied.

Other Expense

In 2021, the Company's other expense outside of its core business operation consisted of charitable donations in the amount of $35,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company provided funds bearing no interest rate nor security to another entity owned by the founder for the purposes of funding its operations. The ending balance of this receivable was $1,746 as of December 31, 2021.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 5,312,500 shares were issued and outstanding as of 2020 and 2021.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

NOTE 9 – RESTATEMENT

Management originally capitalized costs related to its software development. Management has elected to expense these costs as incurred consistent with the principal of conservatism and uncertainty of future cashflows related to the recoverability of the costs. The impact of the correction is as follows.

Statement of Financial Position

	Year Ended December 31, 2020	
	As Originally Reported	Restated
ASSETS		
Current Assets		
Software Development Costs	144,700	-
TOTAL ASSETS	170,064	25,364
Accumulated Deficit	(4,470)	(149,169)
Total Equity	170,064	25,365

Statement of Operations

	Year Ended December 31, 2020	
	As Originally Reported	Restated
Software Development	-	144,700
Total Operating Expenses	4,470	149,169
Net Income (loss)	(4,470)	(149,169)